Exhibit A:

Mr. Saylor also directly owns an employee stock option to purchase 399,800 shares of Class A Common Stock with (i) exercise price of $20.69 per share,
(ii) vesting as follows: 71,800 on 02/28/2004, 82,000 on 02/28/2005, 82,000 on 02/08/2006, 82,000 on 02/08/2007 and 82,000 on 02/08/2008 and (iii)
expiration on 02/08/2013.